-FOR IMMEDIATE RELEASE-

Elron Announces Commencement by Discount Investment Corporation of
Cash Tender Offer for Certain Elron Shares

Tel Aviv, October 25, 2006 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that Discount Investment Corporation Ltd. ("DIC"), has advised Elron and publicly announced that DIC is today commencing a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, net to the seller in cash, less any required withholding taxes and without interest. Currently, DIC beneficially owns 14,048,613 ordinary shares of Elron, representing approximately 48% of Elron’s outstanding shares. Following the consummation of the tender offer, DIC would own approximately 63% of Elron’s outstanding shares.

On October 24, 2006, the last trading day before commencement of the offer, the closing sale price of the Elron shares was $11.65 on Nasdaq and NIS 49.70 ($11.60 based on an exchange rate of NIS 4.283 per United States dollar) on the TASE. The tender offer will be made under formal tender offer documents to be distributed to Elron shareholders and filed with the U.S. Securities and Exchange Commission ("SEC") and the Israel Securities Authority ("ISA").

Elron has not yet had an opportunity to assess the tender offer and intends to convene a meeting of its Board of Directors for such purpose in the near future.

Notice to Read Tender Offer Documents:

A Tender Offer Statement on Schedule TO will be filed by DIC and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Elron, with the SEC and the ISA. You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC and the ISA. The Tender Offer Statement will contain important information that you should consider before making any decision regarding the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.